SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files

Press release on EDAP TMS Launching

a Gmbh Subsidiary Entity in Germany

released on July 5, 2006

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .........X........ Form 40-F.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ............ No .....X.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date :
EDAP TMS S.A.

S/HUGUES DE BANTEL
HUGUES DE BANTEL
CHIEF EXECUTIVE OFFICER

EDAP TMS S.A. to Launch GmbH Subsidiary Entity in Germany

Subsidiary Formed in Response to Market Success, Ongoing Expansion

Leipzig Site Launches Fixed RPP Model with Contract Commitment

Lyon, France, July 5, 2006 - EDAP TMS S.A. (Nasdaq: EDAP) the global leader in High Intensity Focused Ultrasound treatment of prostate cancer launched on July 1 a subsidiary in Germany under the GmbH structure to address its continuing success and growth in Germany, where in excess of 40,000 men are diagnosed with prostate cancer annually making it the number one cancer among men. Germany is the largest medical device market in Europe and the third largest worldwide. The subsidiary will be headquartered at the sales office in Flensburg.

The Entity will be 100 percent owned by EDAP. Currently 30 clinical sites have committed with EDAP and offer the Ablatherm®-HIFU unit the most clinically advanced HIFU treatment device available for prostate cancer on a routine basis to men in Germany. The Company has been very successful in establishing Ablatherm-HIFU in Germany. EDAP is now addressing plans to expand faster and adapt its structure to meet the growing market needs in Germany.

Leading the unit will be Judith Johannsen, Sales Director for Germany, Austria and Switzerland since 2003, who will manage additional application specialists and sales personnel dedicated to market centers in Germany.

"Germany has been a very receptive and aggressive adopter of the Ablatherm-HIFU device due to EDAP's clear and compelling clinical data accumulated over more than a decade of closely scrutinized trials adhering to the highest levels of medical quality," said Johannsen. "The company's commitment to easy access to HIFU technology through our innovative Revenue-Per-Procedure model means any center can begin offering HIFU therapy to enhance the standards of care available to patients without significant expense and almost no capital outlays other than a brief training time for the medical staff, typically a matter of only 10 treatments. This strong financial model and a high desire by patients informed of their treatment options, to seek HIFU therapy as a means of maintaining a high quality of life after successful treatment of their cancer, make Ablatherm-HIFU a compelling choice for hospitals in Germany."

"We are starting to observe hospitals using Ablatherm-HIFU reduce the number of radiotherapy and brachytherapy treatments in favor of HIFU treatments," said Johannsen. "The RPP business model is already very successful in Germany because the hospitals can offer this forward-looking technology to their patients at almost no financial risk with a clear reimbursement program in place. The physician can recommend what is truly the best course of care for each patient's unique case without worries about the financial implications since they are only paying for treatments completed. Patients, who will become better educated about their treatment options than ever before, will learn they have Ablatherm-HIFU available under their health plan and will expect their cancer center to offer this standard of care as a part of their treatment choices."

The RPP model continues to demonstrate its strength in not only rapidly launching service at new centers, but also in allowing centers to build a strong HIFU treatment model in larger clinics. Staedtisches Klinikum St. Georg in Leipzig shifted from the company's mobilized RPP model in June to a long term commitment on a fixed unit basis in view of the strong demand for Ablatherm-HIFU built since the site's initial launch.

Dr. Richter, Head of Urology at St Georg Clinic commented, "I decided to pursue HIFU with the Ablatherm device because I clearly see HIFU as an alternative to traditional therapies and also for younger patients who do not want to undergo radical surgery. Primarily, if criteria like early stage, Gleason < 7, PSA <10 are respected, HIFU is a very promising alternative to radical surgery. The other very important indication for us is treatment with HIFU of recurrent cancer after radiotherapy or after surgery. Moreover the big advantages of HIFU therapy are the low side effects and that all therapeutic options remain open in case of a future recurrence. Above all, we want to offer our patients several good therapeutic options to treat prostate cancer. We are especially excited about Ablatherm-HIFU as we will from next October also offer a new diagnostic option for more precise localization of prostate cancer where HIFU, as a focused therapy, is an important future therapy option."

In support of its centers, EDAP continues to advance its marketing and education initiatives aimed at both doctors and patients.

"We are very pleased to make this significant advance in our business in Germany, a key European market where EDAP has enjoyed a growing success," said Hugues de Bantel, CEO of EDAP. "Even with this history of success, we still see the majority of the growth opportunity ahead of us and decided to establish a fully owned subsidiary to implement further our marketing strategy, based on our strong credibility. Germany is very committed to offering its citizens the best options in medical care and was quick to embrace the promise Ablatherm-HIFU represented in high efficacy and strong preservation of quality of life after treatment. The medical community in Germany has been very supportive based on the excellent outcomes obtained in patient cases advancing future growth opportunities. Our ability to assist centers in more rapidly offering Ablatherm-HIFU technology has been well received in the RPP model, and we are very excited to move into the next stage by allowing larger centers the opportunity to have a unit on site year round without capital expense. By removing this barrier and furthering our marketing and education initiatives for both patients and physicians, we are very pleased to help provide greater choices in giving every patient in Germany access to the best treatment for his case of localized prostate cancer."

About EDAP TMS S.A.

EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option or patients who failed radiotherapy treatment. The company is also developing this technology for the treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

For more information on the Company, contact Halliburton Investor Relations at (972) 458-8000, the Corporate Investor Relations Dept at +33 (0)4 78 26 40 46.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.